SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2013

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Rio de Janeiro – August 09, 2013 – Petrobras today announces its consolidated results stated in millions of U.S. dollars, prepared in accordance with International Financial Reporting Standards - IFRS issued by the International Accounting Standards Board - IASB.

Consolidated net income attributable to the shareholders of Petrobras reached US$6,850 million in the 1H-2013 and US$2,996 million in the 2Q-2013.  Adjusted EBITDA reached US$16,873 million in the 1H-2013.

Highlights

US$ million
					For the first half of
2Q-2013	1Q-2013	2Q13 X 1Q13 (%)	2Q-2012		2013	2012	2013 x 2012 (%)

2,996	3,854	(22)	(685)	Consolidated net income/(loss) attributable to the shareholders of Petrobras	6,850	4,527	51
2,555	2,552	−	2,579	Total domestic and international crude oil and natural gas production (Mbbl/d)	2,553	2,628	(3)
8,740	8,133	7	5,397	Adjusted EBITDA	16,873	14,743	14

The Company reported 2Q-2013 earnings of US$2,996 million and the following highlights:

•     Higher crude oil and NGL production in Brazil (1%, 21 thousand barrels/day), due to the production start-up of new systems in the 1H-2013: FPSOs Cid. São Paulo, Cid. Itajaí, Cid. São Vicente and Cid. Paraty.

•     Feedstock processed increased by 1% (19 thousand barrels/day) due to record levels of crude oil processing in May and June, as well as maximization of diesel and gasoline production, reducing the need for oil product imports.

•     Higher LNG imports driven by lower domestic natural gas production, attributable to scheduled stoppages in Manati, Mexilhão, Uruguá and Lula fields.

•     Disposal of 50% of our assets in Africa, aligned with the Company’s Divestment Program, with a US$ 921 million gain and a US$ 1,548 million increase in cash and cash equivalents.

•     Extension of the hedge accounting practice to future exports as from the middle of May, recognizing US$ 3,856 million in our shareholders’ equity related to the effects of foreign exchange variations on approximately 70% of our net debt exposed to foreign currency effects, which will be reclassified to profit and loss as the future exports affect our income statement. Other net debt exposed to foreign currency generated foreign exchange losses of US$ 1,536 million, recognized in profit or loss.

•     Proceeds amounting to US$ 15.1 billion from net long-term financing for our 2013-2017 Business and Management Plan, including US$ 11 billion from Global Notes issued with maturities of 3, 5, 10 and 30 years.

Comments from the CEO
Mrs. Maria das Graças Silva Foster

Dear Shareholders and Investors,

We recorded net income before financial results, share of profit of equity-accounted investments and income taxes of        US$ 5.4 billion in the 2Q-2013, 9% up on the previous three months, fueled by the increase in diesel and gasoline prices throughout the first quarter, increased production of these oil products in our refineries, gains from overseas divestments, the optimization of operating costs and the continuing recovery of operational efficiency in Campos Basin’s production. Net income attributable to shareholders of Petrobras totaled US$ 3.0 billion, 22% less than the 1Q-2013, due to the negative financial result, impacted by the depreciation of the Real against the U.S. dollar.

Average crude oil production was in line with our projections, edging up by 1% over 1Q-2013, reflecting the operational start-up of four platforms (FPSOs Cidade de São Paulo, Cidade de São Vicente, Cidade de Itajaí and Cidade de Paraty), the connection of 15 new wells and increasing output from the pre-salt in the 1H-2013, which reached a new record of 326 kbpd on June 22.

The ramp-up of these new systems and the operational start-up of other platforms in the coming months will ensure production growth in the 2H-2013, especially in the final quarter, with the operational start-up of the P-55, P-58, P-63, and  P-61 platforms and the tender assisted drilling rig (TAD), a support rig that will operate in conjunction with P-61 and P-63. We highlight that the average physical progress of these platforms is 97% and that P-55, P-63 and P-58 will be in their final locations already by the end of September.

In the Exploration segment, we added nine discoveries in the first six months, five of which in the pre-salt. Our exploratory success rate was 70% overall and 100% in the pre-salt layer, already reflecting the exploration policy implemented since last year, which prioritizes low-risk areas and allocates more resources to production development activities. Expenses with prospecting and drilling (dry wells) totaled US$ 583 million in the 2Q-2013, 66% less than the US$ 1,740 million recorded in the 2Q-2012. None of the 13 dry wells booked in the second quarter were in the pre-salt. In the 11th bid round, Petrobras won, either alone or in partnership with other seven companies, 34 of the 289 blocks auctioned – those which, in our opinion, have the highest exploratory potential.

In the Refining business, we continue to operate at excellent efficiency levels, which are reflected  in an average oil product output of 2,138 mbpd (+1%), led by gasoline (+48 mbpd) and diesel (+16 mbpd), and a capacity utilization factor of 99%. On June 29 and 30, our refineries reached a record of 2,200 kbpd processed volume.

The Gas and Energy segment also sustained the exceptional performance posted in previous quarters, meeting average daily natural gas demand of 89 million m3/day and thermal power generation of 8.2 GW/average.

Once again I would like to highlight the progress of the important structuring programs of our 2013-2017 Business and Management Plan. The initiatives under the Petrobras’ Divestment Program (PRODESIN) allowed us to conclude five divestment projects in the second quarter, the largest of which was the sale of 50% of Petrobras Oil & Gas B.V.’s assets in Africa for US$ 1.5 billion. These divestments in the 2Q-2013 not only generated cash for our oil production projects in Brazil – our priorities - but also led to a avoided Capex of US$ 5.2 billion between 2013 and 2017. Another noteworthy progress is the improvement in the management efficiency of our international operating assets. As a consequence of our increased focus on developing the pre-salt discoveries in Brazil, in the last 12 months we reduced our international operations from 23 to 17 countries and closed 15 companies, and a further 38 are scheduled for closure by December 2015.

Thanks to the Program to Increase the Operational Efficiency of the Campos Basin (PROEF), we recorded production gains of 62 mbpd in the 2Q-2013. The efficiency of the Campos Basin Operational Unit (UO-BC), which stood at 67% at the beginning of the Program (April 2012), averaged 74% in the 2Q-2013. The Rio Unit (UO-RIO), whose operational efficiency was 91% in April 2012 and which was included in PROEF in November, averaged 93% in the second quarter.

The initiatives of the Operating Cost Optimization Program (PROCOP) led to savings of US$ 1 billion in the first six months of 2013, exceeding the period target of US$ 0.7 billion and reaching 78% of the annual target of US$ 1.7 billion. The Program broadened its goals as of July, when it included the subsidiaries BR Distribuidora, Petrobras Biocombustível and Liquigás, raising its target in US$ 68 million in 2013 and to US$ 15 billion for 2013-2016.

As a result of all these initiatives, our cash generation increased by 5% over 1Q-2013. I would also like to highlight the second quarter’s successful funding operations, especially the US$ 11 billion bond issue in May. As a result, our cash and cash equivalents closed the period at US$ 33 billion. We also extended the hedge accounting procedure to future exports, allowing foreign exchange losses of US$ 4 billion, equivalent to around 70% of our net debt exposed to foreign exchange variation, to be booked under Shareholders’ Equity and transferred to the profit and loss as the exports occur.

Once again, I would like to reiterate the Executive Board’s confidence in our technical team and affirm that our short-term growth prospects are achievable. Our day-to-day efforts are aimed at building a more efficient and profitable Company. We have already overcome countless expected challenges in 2013 and are convinced that we will achieve the goals and objectives set out in the 2013-2017 Business and Management Plan.

Maria das Graças Silva Foster

Chief Executive Officer

FINANCIAL HIGHLIGHTS

Main Items and Consolidated Economic Indicators

US$ million
					For the first half of
2Q-2013	1Q-2013	2Q13 X 1Q13 (%)	2Q-2012		2013	2012	2013 x 2012 (%)

35,569	36,345	(2)	34,659	Sales revenues	71,914	72,069	−
9,038	9,448	(4)	8,157	Gross profit	18,486	19,608	(6)
5,366	4,935	9	2,689	Net income before finance income (expense), share of profit of equity-accounted investments and income taxes	10,301	9,348	10
(1,715)	696	(346)	(3,263)	Net finance income (expense)	(1,019)	(3,000)	66
2,996	3,854	(22)	(685)	Consolidated net income/(loss) attributable to the shareholders of Petrobras	6,850	4,527	51
0.23	0.30	(22)	(0.05)	Basic and diluted earnings per share [1]	0.53	0.35	51

25	26	(1)	24	Gross margin (%) [2]	26	27	(1)
15	14	1	8	Operating margin (%) [2]	14	13	1
8	11	(3)	(2)	Net margin (%) [2]	10	6	4
8,740	8,133	7	5,397	Adjusted EBITDA – U.S.$ million [3]	16,873	14,743	14

				Net income before finance income (expense), share of profit of equity-accounted investments and income taxes by Business Segment
6,553	7,560	(13)	8,239	. Exploration & Production	14,113	18,899	(25)
(1,822)	(3,276)	44	(5,079)	. Refining, Transportation and Marketing	(5,098)	(9,095)	44
392	593	(34)	19	. Gas & Power	985	578	70
(37)	(35)	(6)	(46)	. Biofuel	(72)	(75)	4
336	543	(38)	362	. Distribution	879	675	30
1,064	594	79	476	. International	1,658	1,294	28
(1,289)	(1,391)	7	(1,165)	. Corporate	(2,680)	(2,548)	(5)

11,758	9,907	19	10,520	Capital expenditures and investments (in millions of U.S. dollars)	21,665	20,714	5

				Financial and economic indicators
102.44	112.55	(9)	108.19	Brent crude (U.S.$/bbl)	107.50	113.34	(5)
2.07	2.00	3	1.96	Average commercial selling rate for U.S. dollar (R$/U.S.$)	2.03	1.87	9
2.22	2.01	10	2.02	Period-end commercial selling rate for U.S. dollar (R$/U.S.$)	2.22	2.02	10
7.52	7.13	−	8.87	Selic interest rate - average (%)	7.33	9.59	(2)

				Average price indicators
100.28	102.05	(2)	92.10	Domestic basic oil products price (U.S.$/bbl)	101.15	95.84	6
				Sales price - Brazil
94.17	102.91	(8)	104.29	. Crude oil (U.S.$/bbl) [4]	98.52	108.01	(9)
50.47	47.42	6	47.77	. Natural gas (U.S.$/bbl)	49.56	49.88	(1)
				Sales price - International
89.84	94.26	(5)	93.48	. Crude oil (U.S.$/bbl)	92.08	96.98	(5)
21.31	23.02	(7)	20.34	. Natural gas (U.S.$/bbl)	22.18	20.25	10

  [1] [2] [3] [4]

1 Net income per share calculated based on the weighted average number of shares.

2 Gross margin equals sales revenues less cost of sales divided by sales revenues; Operating margin equals net income before financial results, share of profit of equity-accounted investments and income taxes divided by sales revenues; Net margin equals net income divided by sales revenues.

3 Adjusted EBITDA equals net income plus net finance income (expense); income taxes; depreciation, depletion and amortization; share of profit of equity-accounted investments; and impairment. Adjusted EBITDA is not an IFRS measure and it is possible that it may not be comparable with indicators with the same name reported by other companies. Adjusted EBITDA should not be considered as a substitute for operational profit or as a better measure of liquidity than operational cash flow, both of which are calculated in accordance with IFRS. We provide our Adjusted EBITDA to give additional information about our capacity to pay debt, carry out investments and cover working capital needs.  See Consolidated Adjusted EBITDA Statement by Segment on page 23 for a reconciliation of our Adjusted EBITDA.

4 Average between exports and the internal transfer prices from Exploration & Production to Refining, Transportation and Marketing.

FINANCIAL HIGHLIGHTS

RESULTS OF OPERATIONS

1H-2013 compared with 1H-2012:

Virtually all revenues and expenses of our Brazilian operations are denominated and payable in Brazilian Reais. When the U.S. dollar strengthens relative to the Brazilian Real, as it did in the 1H-2013 (a 9% impact), revenues and expenses decrease when translated into U.S. dollars. Notwithstanding, the appreciation of the U.S. dollar against the Brazilian Real affects the line items discussed below in different ways.

Gross Profit

Gross profit was 6% lower (US$  1,122 million) compared with the 1H-2012, mainly due to:

➢	Sales revenues of US$ 71,914 million, which remained relatively flat when compared to the 1H-2012, due to the appreciation of the U.S. dollar.

      Excluding foreign currency translation effects, local currency sales revenues were 9% higher, driven by:

•   Higher oil product prices in the domestic market due to adjustments in gasoline and diesel prices, to higher electricity prices and to the impact of the appreciation of the U.S. dollar (9% impact) on oil product prices that are adjusted to reflect international prices;

•   A 9% increase in domestic demand, mainly of gasoline (6%), diesel (7%), fuel oil (45%) and natural gas (26%), offset by lower crude oil export volumes due to lower production and higher feedstock processed.

➢	Cost of sales of US$ 53,428 million, 2% higher compared to the 1H-2012, due to:

•   A 6% increase in domestic sales volumes of oil products, met by higher domestic output, which reduced the need for oil product imports;

•   Higher volumes of natural gas imports to meet the thermoelectric demand and an increase in crude oil import volumes driven by the higher feedstock processed in our refineries, associated with the impact of the appreciation of the U.S. dollar (9% impact) on related costs;

•   Increased crude oil production costs, due to the higher number of well interventions and to the production start-up of new systems, which are still not producing in full capacity;

•   Partially offset by the foreign currency translation effects, as the local currency cost of sales was 11% higher.

Net income before finance expense, share of profit of equity-accounted investments and income taxes

Net income before finance expense, share of profit of equity-accounted investments and income taxes reached US$ 10,301 million, a 10% increase compared to the 1H-2012, due to lower write-offs of dry and subcommercial wells (US$ 1,097 million) and gains on disposal of assets in Africa 5, partially offset by foreign currency translation effects. Excluding foreign currency translation effects, it increased by 23%, reflecting also a higher local currency gross profit.

Net finance income (expense)

Net finance expense of US$ 1,019 million, a reduction of US$ 1,981 million compared to the 1H-2012, driven by the decrease in the foreign exchange exposure due to the extension of the hedge accounting practice to future exports, reducing by US$ 3,856 million the impact of foreign currency effects in our financial results.

      Net income attributable to the shareholders of Petrobras

Net income attributable to the shareholders of Petrobras reached US$ 6,850 million in the 1H-2013, a 51% increase        compared to the 1H-2012 (US$ 4,527 million), mainly reflecting the higher net income before finance expense, share of profit of equity-accounted investments and income taxes, lower net finance expense driven by the decreased foreign currency variation effects and higher share of profit of equity-accounted investments.

5 The disposal of 50% of our assets in Africa generated a gain of US$ 921 million, from which US$ 751 million was recognized in Other Operating Income (Expenses) and US$ 170 million in Share of Profit of Equity-Accounted Investments.

FINANCIAL HIGHLIGHTS

NET INCOME BY BUSINESS SEGMENT

Petrobras is an integrated energy company, with the greater part of its oil and gas production in the Exploration & Production segment being transferred to other business segments of the Company.

The measurement of segment results includes transactions carried out with third parties and transactions between business areas which are priced at internal transfer prices defined between the areas using methods based on market parameters.

Information about our operating segments and other related information are set out below.

EXPLORATION & PRODUCTION

	U.S.$ million
	For the first half of
	2013	2012	2013 x 2012 (%)

Net Income Attributable to the Shareholders of Petrobras	9,295	12,477	(26)

Net income was lower due to decreased crude oil and NGL production, higher depreciation/depletion costs of equipment, higher employee compensation costs, higher well interventions and maintenance costs, as well as increased freight costs for oil platforms that are still in the beginning of their ramp-up. These effects were partially offset by lower write-offs of dry or subcommercial wells.

The spread between the average domestic oil price (sale/transfer) and the average Brent price increased from US$5.33/bbl in the 1H-2012 to US$8.98/bbl in the 1H-2013.

	For the first half of
Exploration & Production - Brazil (Mbbl/d) (*)	2013	2012	2013 x 2012 (%)

Crude oil and NGLs	1,921	2,018	(5)
Natural gas 6	394	363	9
Total	2,315	2,381	(3)

Crude oil and NGL production decreased due to higher number of stoppages, to interruption of Frade field production in March 2012, to the departure of platforms SS-11 and P-34 from Baúna and Jubarte fields, respectively, as well as the natural decline in production from fields, partially offset by the production start-up of Cidade de Anchieta (Baleia Azul), Cidade de São Paulo (Sapinhoá), Cidade de São Vicente (Extended Well Test – EWT of Sapinhoá Norte), Cidade de Paraty (Lula Nordeste Pilot) and Cidade de Itajaí (Baúna).

Natural gas production increased due to the improved efficiency of the Mexilhão, Merluza and Lula fields and to the improved potential of FPSO Cidade de Vitoria.

(*) [6]

(*)Not reviewed by independent auditor.

6   Does not include LNG. Includes gas reinjection.

FINANCIAL HIGHLIGHTS

	For the first half of
Lifting Cost - Brazil 7 (*)	2013	2012	2013 x 2012 (%)

U.S.$/barrel:
Excluding production taxes	14.89	13.09	14
Including production taxes	32.80	33.87	(3)

Lifting Cost - Excluding production taxes

Lifting cost excluding production taxes increased by 14% in the 1H-2013 compared to the 1H-2012. Excluding the impact of the appreciation of the U.S. dollar against the Brazilian Real it increased by 19% due to the higher number of well interventions in the Campos Basin, mainly driven by the PROEF (Operational Efficiency Increase Program), to the production start-up in FPSOs Cidade de Anchieta (Baleia Azul), Cidade de São Paulo (Sapinhoá), Cidade de São Vicente (Extended Well Test – EWT of Sapinhoá Norte), Cidade de Paraty (Lula Nordeste Pilot) and Cidade de Itajaí (Baúna), as well as higher employee compensation costs arising from the 2012 Collective Bargaining Agreements and from actuarial revisions of pension and medical benefits.

Lifting Cost - Including production taxes

Lifting cost including production taxes decreased by 3% in the 1H-2013 compared to the 1H-2012. Excluding the impact of the appreciation of the U.S. dollar against the Brazilian Real it remained relatively flat in the period. Production taxes excluding foreign exchange variation effects were 13% lower driven by the decrease in the average reference price for domestic oil in U.S. dollars (adjusted to reflect international prices) and to the new levels of special participation charges in Marlim, Jubarte, Marlim Leste, Roncador and Barracuda fields, due to lower production.

(*) [7]

(*)Not reviewed by independent auditor.

7 In the 1Q-2013, lifting cost was revised to exclude scheduled stoppages expenses. Though lifting cost is non-GAAP measure, the portion of the calculation of this non-GAAP measure related to scheduled stoppage expenses was revised pursuant to the International Financial Reporting Standards – IFRS. Based on the previous criteria (pursuant to USGAAP), such expenses impacted our lifting cost at the period of their realization, at the moment of the consumption of the materials or completion/rendering of services. Amounts previously reported for 2012 were recalculated for comparability purposes. Such adjustment did not impact our financial statements and EBITDA, for which the amortization of scheduled stoppages was already computed in accordance to the International Financial Reporting Standards – IFRS.

FINANCIAL HIGHLIGHTS

REFINING, TRANSPORTATION AND MARKETING

	U.S.$ million
	For the first half of
	2013	2012	2013 x 2012 (%)

Net Income Attributable to the Shareholders of Petrobras	(3,348)	(6,184)	(46)

The decreased net loss is attributable to diesel and gasoline price adjustments in the domestic market since June 2012 and to the higher feedstock processed at the refineries reducing the share of oil product imports in our sales mix.

	For the first half of
Imports and Exports of Crude Oil and Oil Products (Mbbl/d) (*)	2013	2012	2013 x 2012 (%)

Crude oil imports	465	349	33
Oil product imports	318	395	(19)
Imports of crude oil and oil products	783	744	5
Crude oil exports 8	189	424	(55)
Oil product exports	194	210	(8)
Exports of crude oil and oil products	383	634	(40)
Exports (imports) net of crude oil and oil products	(400)	(110)	264
Other exports	2	6	(67)

Higher crude oil imports attributable to the lower production, and higher feedstock processed. Lower oil product imports driven by increased output from refineries.

Lower crude oil export volumes attributable to a decrease in crude oil production and an increase in feedstock processed, as well as decreased oil products exports driven by domestic demand growth.

(*) [8]

(*)Not reviewed by independent auditor.

8    Include crude oil exports volumes of Refining, Transportation and Marketing and Exploration & Production segments.

FINANCIAL HIGHLIGHTS

	For the first half of
Refining Operations (Mbbl/d) (*)	2013	2012	2013 x 2012 (%)

Output of oil products	2,133	1,975	8
Installed capacity 9	2,079	2,013	3
Utilization of nominal capacity (%) 10	99	94	5
Feedstock processed - Brazil 11	2,092	1,905	10
Domestic crude oil as % of total feedstock processed	81	82	(1)

Daily feedstock processed increased by 10% due to the sustainable improvement of operating efficiency of the refineries, with increased production of diesel, jet fuel and gasoline, maintaining high reliability levels, respecting the project limits of equipments and the safety, environment and product quality requirements.

	For the first half of
Refining Cost - Brazil 12 (*)	2013	2012	2013 x 2012 (%)

Refining cost (U.S.$/barrel)	3.11	3.44	(10)

Refining cost decreased by 10% in the 1H-2013 compared to the 1H-2012. Excluding the impact of the appreciation of the U.S. dollar against the Brazilian Real, it decreased by 2%, due to higher feedstock processed and reduced routine maintenance, partially offset by higher employee compensation costs arising from the 2012 Collective Bargaining Agreements and by the actuarial revision of pension and medical benefits.

(*) [9]  [10] [11] [12]

(*) Not reviewed by independent auditor.

9   Installed capacity considers the maximum sustainable feedstock processing reached at the distillation units, respecting the project limits of equipments and the safety,  environment and product quality requirements. It is lower than the authorized capacity set by ANP (including temporary authorizations) and by environmental institutions.

10 Utilization of nominal capacity of crude oil processing is the relation between the installed capacity and the feedstock processed of domestic crude oil.

11 Feedstock processed – Brazil includes crude oil and NGL processing.

12  In the 1Q-2013, refining cost was revised to exclude scheduled stoppages expenses. Though refining cost is a non-GAAP measure, it was revised pursuant to the International Financial Reporting Standards – IFRS. Based on the previous criteria (pursuant to USGAAP), such expenses impacted our refining cost at the period of their realization, at the moment of the consumption of the materials or completion/rendering of services. Amounts previously reported for 2012 were recalculated for comparability purposes. Such adjustment did not impact our financial statements and EBITDA, for which the amortization of scheduled stoppages was already computed in accordance with the International Financial Reporting Standards – IFRS.

FINANCIAL HIGHLIGHTS

GAS & POWER

	U.S.$ million
	For the first half of
	2013	2012	2013 x 2012 (%)

Net Income Attributable to the Shareholders of Petrobras	721	445	62

Net income increased due to higher thermoelectricity generation and higher average electricity prices, mainly driven by lower water reservoir levels at hydroelectric power plants in Brazil, increasing difference settlement prices.

These positive effects were partially offset by higher natural gas and LNG import costs to meet the thermoelectric demand.

	For the first half of
Physical and Financial Indicators (*)	2013	2012	2013 x 2012 (%)

Sales of electricity (contracts) - average MW	2,103	2,204	(5)
Generation of electricity - average MW	4,805	1,749	175
Imports of LNG (Mbbl/d)	111	46	141
Imports of Gas (Mbbl/d)	197	167	18
Diferences settlement prices - U.S.$/MWH 13	142	55	158

Electricity sales volumes decreased by 5% due to a market retraction driven by regulatory uncertainties.

Increased electricity generation (175%) and difference settlement prices (158%) due to lower rainfall levels in the period.

Imports of LNG increased by 141% and natural gas imports from Bolivia increased by 18% to meet the higher domestic thermoelectric demand.

(*) [13]

(*)Not reviewed by independent auditor.

13  Differences setllement price is the price of electricity in the spot market and is computed based on weekly weighed prices per output level (light, medium and heavy), number of hour and submarket capacity.

FINANCIAL HIGHLIGHTS

BIOFUEL

	U.S.$ million
	For the first half of
	2013	2012	2013 x 2012 (%)

Net Income Attributable to the Shareholders of Petrobras	(60)	(81)	(26)

Losses on biofuel operations decreased in the period mainly due to the improved results from investments in the ethanol and biodiesel sectors, driven by higher sugar volume and by increased volumes and prices of biodiesel, vegetable oils and brans. The decrease on biofuel losses was also attributable to lower amounts spent on research and development of production of second generation ethanol.

DISTRIBUTION

	U.S.$ million
	For the first half of
	2013	2012	2013 x 2012 (%)

Net Income Attributable to the Shareholders of Petrobras	582	446	30

Net income was higher due to a 20% increase in the average trade margins, including an 8% increase in sales volumes. These effects were partially offset by higher freight and employee compensation expenses.

	For the first half of
Market Share (*)	2013	2012	2013 x 2012 (%)

	38.2%	38.1%	−

 The market share increase is mainly attributable to the additional thermoelectric dispatch.

(*)Not reviewed by independent auditor. Our market share in the Distribution Segment in Brazil is based on estimates made by Petrobras Distribuidora.

FINANCIAL HIGHLIGHTS

INTERNATIONAL

	U.S.$ million
	For the first half of
	2013	2012	2013 x 2012 (%)

Net Income Attributable to the Shareholders of Petrobras	1,315	580	127

Net income was higher due to the net gains from the disposal of 50% of our assets in Africa (US$ 921 million), partially offset by lower sales volumes in Nigeria and decreased average sales prices of commodities.

	For the first half of
Exploration & Production - International (Mbbl/d) 14 (*)	2013	2012	2013 x 2012 (%)

Consolidated international production
Crude oil and NGLs	141	142	(1)
Natural gas	91	98	(7)
Total	232	240	(3)
Non-consolidated international production	6	7	(14)
Total international production	238	247	(4)

Crude oil and NGL production decreased due to: i) lower production in Nigeria driven by the natural decline of the Agbami and Akpo fields; ii) natural decline of production of mature fields in Argentina; and iii) natural decline of the Espinal field and end of the contract of the Upia field in Colombia. These effects were partially offset by the higher production in the U.S. fields (first oil production of Cascade and Chinook in 2012).

Decreased natural gas production in Argentina due to the draining of a well in Santa Cruz and to the weather conditions in the Neuquina Basin.

(*)Not reviewed by independent auditor.

14  Some of the countries that comprise the international production, such as Nigeria and Angola, are operating under the production-sharing model, with the production taxes charged in crude oil barrels.

FINANCIAL HIGHLIGHTS

	For the first half of
Lifting Cost - International (U.S.$/barrel) 15 (*)	2013	2012	2013 x 2012 (%)

	8.62	8.17	6

Lifting cost was higher, mainly in Argentina due to well maintenance services, higher electricity charges and environmental repair services in production storage tanks, together with lower production in the period.

	For the first half of
Refining Operations - International (Mbbl/d) (*)	2013	2012	2013 x 2012 (%)

Feedstock processed	177	189	(6)
Output of oil products	192	204	(6)
Installed capacity	231	231	−
Utilization of nominal capacity (%)	72	73	(1)

Lower feedstock processed, output of oil products and utilization of nominal capacity due to the light oil processing bottleneck and to the economic decision to process less intermediate feedstock in the United States. There was also a reduction of oil products demand in Japan and our Japanese refinery stopped due to the maintenance at a distillation unit bottom pump in June.

	For the first half of
Refining Cost - International (U.S.$/barrel) 15 (*)	2013	2012	2013 x 2012 (%)

	3.78	3.37	12

International refining cost was higher due to higher insurance and maintenance costs, as well as increased consumption of catalyzers in the United States and to the lower feedstock processed.

(*) [15]

(*)Not reviewed by independent auditor.

15  In the 1Q-2013, lifting and refining costs were revised to exclude scheduled stoppages expenses. Though lifting and refining costs are non-GAAP measures, they were revised pursuant to the International Financial Reporting Standards – IFRS. Based on the previous criteria (pursuant to USGAAP), such expenses impacted our lifting and refining costs at the period of its realizations, at the moment of the consumption of the materials or completion/rendering of services. Amounts previously reported for 2012 were recalculated for comparability purposes. Such adjustment did not impact our financial statements and EBITDA, for which the amortization of scheduled stoppages was already computed  in accordance with the International Financial Reporting Standards – IFRS.

FINANCIAL HIGHLIGHTS

Sales Volumes – (Mbbl/d) (*)

	For the first half of
	2013	2012	2013 x 2012 (%)

Diesel	950	889	7
Gasoline	582	551	6
Fuel oil	110	76	45
Naphtha	175	168	4
LPG	223	221	1
Jet fuel	104	107	(3)
Others	199	192	4
Total oil products	2,343	2,204	6
Ethanol, nitrogen fertilizers, renewables and other products	82	78	5
Natural gas	426	339	26
Total domestic market	2,851	2,621	9
Exports	385	640	(40)
International sales	495	494	−
Total international market	880	1,134	(22)
Total	3,731	3,755	(1)

 Our domestic sales volumes increased by 9% in the 1H-2013 compared with 1H-2012, primarily due to:

•         Diesel (a 7% increase) – due to the increase in the retail sector, along with higher thermoelectric consumption and  higher grain harvest.

•         Gasoline (a 6% increase) – due to the increase in the flex-fuel automotive fleet, driven by the higher competitive advantage relative to ethanol in most Brazilian federal states and to the decreased market share of our competitors. These effects were partially offset by lower demand of gasoline A due to the increase of the hydrated ethanol content of Type C gasoline (from 20% to 25%).

•         Fuel oil (a 45% increase) – due to the increased consumption at thermoelectric plants for electricity generation.

•         Natural gas (a 26% increase) – due to higher thermoelectric demand, driven by lower water reservoir levels at hydroelectric power plants.

Our sales volumes in the international market decreased in the 1H-2013 compared with 1H-2012, due to the 40% decrease in export volumes, mainly of crude oil, driven by lower crude oil production and higher feedstock processed at domestic refineries, and of oil products, due to higher domestic sales.

(*)Not reviewed by independent auditor.

FINANCIAL HIGHLIGHTS

LIQUIDITY AND CAPITAL RESOURCES

Consolidated Statement of Cash Flows Data – Summary16

U.S.$ million
				For the first half of
2Q-2013	1Q-2013	2Q-2012		2013	2012

22,972	23,732	31,773	Adjusted cash and cash equivalents at the beginning of period 17	23,732	28,005
(9,448)	(10,212)	(9,873)	Government securities at the beginning of period	(10,212)	(8,948)
13,524	13,520	21,900	Cash and cash equivalents at the beginning of period 16	13,520	19,057
7,826	7,455	5,609	Net cash provided by operating activities	15,281	14,144
(10,795)	(8,177)	(10,276)	Net cash used in investing activities	(18,972)	(20,072)
(11,195)	(9,223)	(9,943)	Investments in operating segments	(20,418)	(19,320)
1,542	−	−	Sale of assets (disinvestments)	1,542	−
(1,142)	1,046	(333)	Investments in marketable securities	(96)	(752)
(2,969)	(722)	(4,667)	(=) Net cash flow	(3,691)	(5,928)
15,112	567	(765)	Net financings	15,679	4,089
26,000	3,672	3,885	Proceeds from long-term financing	29,672	12,095
(10,888)	(3,105)	(4,650)	Repayments	(13,993)	(8,006)
(1,386)	−	(2,042)	Dividends paid to shareholders	(1,386)	(3,265)
(46)	(52)	32	Non-controlling interest	(98)	43
(1,104)	211	(1,438)	Effect of exchange rate changes on cash and cash equivalents	(893)	(976)
23,131	13,524	13,020	Cash and cash equivalents at the end of period 16	23,131	13,020
9,709	9,448	9,711	Government securities at the end of period	9,709	9,711
32,840	22,972	22,731	Adjusted cash and cash equivalents at the end of period 17	32,840	22,731

 On June 30, 2013, we had cash and cash equivalents of US$ 23,131 million  compared with US$ 13,520 million  on December 31, 2012. Our adjusted cash and cash equivalents17, including government securities with maturity of more than 90 days, reached US$ 32,840 million on June 30, 2013, 38% higher compared with US$ 23,732 million on December 31, 2012.

Net cash provided by operating activities increased by 8% in the 1H-2013 (US$ 15,281 million) compared with the 1H-2012      (US$ 14,144 million), mainly driven by the positive effect of adjustments in diesel and gasoline prices in the domestic market in 2012 and 2013, partially offset by the negative effect of higher import volumes and lower production and export volumes on our gross margins in the period. The 19% increase in local currency net cash provided by operating activities was partially offset by the appreciation of the U.S. dollar.

The cash used in investments in operating segments increased by 6% in the 1H-2013 (US$ 20,418 million) compared with the    1H-2012 (US$ 19,320 million), mainly due to higher investments in Exploration & Production and Refining, Transportation and Marketing activities. This effect was more than offset by the receipt of US$ 1,548 million by the Company in 2013 from the disposal of 50% of our assets and formation of a joint venture for exploration and production of oil and gas in Africa. Local currency cash used in investments in operating segments increased by 15% and was offset by the appreciation of the U.S. dollar.

Cash provided by long-term financing, net of repayments increased from US$ 4,089 million in the 1H-2012 to US$ 15,679 million in the 1H-2013, mainly due to the issuance of bonds (US$ 11 billion) in the U.S. Market in May 2013, along with additional banking financing.

Cash provided by long-term financing, net of repayments (US$ 15,679 million) along with cash provided by operating activities (US$ 15,281 million) and the US$ 1,542 million received from disposal of assets in 2013 provided more than our needs for capital expenditures, repayment of debts and payment of dividends, hence our cash and cash equivalents increased by US$ 9,611 million and our adjusted cash and cash equivalents increased by US$ 9,108 million in the 1H-2013.

16 For more details, see the Consolidated Statement of Cash Flows Data on page 20.

17 Our adjusted cash and cash equivalents are not computed in accordance with International Standards -IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents calculated in accordance with IFRS.  Our calculation of adjusted cash and cash equivalents may not be comparable to adjusted cash and cash equivalents of other companies. Management believes that adjusted cash and cash equivalents is an appropriate supplemental measure that helps investors assess our liquidity and assists management in targeting leverage improvements.

FINANCIAL HIGHLIGHTS

Capital expenditures and investments

	US$ million
	For the first half of
	2013	%	2012	%	Δ%

Exploration & Production	11,809	55	10,934	53	8
Refining, Transportation and Marketing	7,106	33	7,115	34	−
Gas & Power	1,189	5	899	4	32
International	1,120	5	1,009	5	11
Exploration & Production	1,049	94	931	93	13
Refining, Transportation and Marketing	48	4	52	5	(8)
Gas & Power	2	−	2	−	−
Distribution	18	2	22	2	(18)
Other	3	−	2	−	50
Distribution	214	1	293	2	(27)
Biofuel	14	−	18	−	(22)
Corporate	213	1	446	2	(52)
Total capital expenditures and investments	21,665	100	20,714	100	5

Pursuant to its strategic objectives, the Company operates through joint ventures in Brazil and abroad, as a concessionaire of oil and gas exploration, development and production rights.

In the period ended June 30, 2013, we invested an amount of US$ 21,665 million, primarily aiming at increasing production, modernizing and expanding our refineries, as well as integrating and expanding our transportation network through pipelines and distribution systems.

FINANCIAL HIGHLIGHTS

Consolidated debt

	U.S.$ million

	06.30.2013	12.31.2012	Δ%

Current debt 18	8,214	7,497	10
Non-current debt 19	104,189	88,570	18
Total	112,403	96,067	17
Cash and cash equivalents	23,131	13,520	71
Government securities (maturity of more than 90 days)	9,709	10,212	(5)
Adjusted cash and cash equivalents	32,840	23,732	38
Net debt 20	79,563	72,335	10
Net debt/(net debt+shareholders' equity)	34%	31%	3
Total net liabilities 21	305,228	310,922	(2)
Capital structure
(Net third parties capital / total net liabilities)	50%	48%	2
Net debt/Adjusted EBITDA ratio	2.36	2.62	(10)

On June 30, 2013 the net debt in U.S. dollars was 10% higher than on December 31, 2012, due to the long-term financing raised, partially offset by the impact of 8.4% from the appreciation of the U.S. dollar against the Real.

18  Includes finance lease obligations (Current debt: US$18 million on June 30, 2013 and US$18 million on December 31, 2012).

19  Includes finance lease obligations (Non-current debt: US$87 million on June 30, 2013 and US$86 million on December 31, 2012).

20 Our net debt is not computed in accordance with International Standards -IFRS and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with IFRS.  Our calculation of net debt may not be comparable to the calculation of net debt by other companies. Management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and assists management in targeting leverage improvements.

21 Total liabilities net of adjusted cash and cash equivalents.

FINANCIAL HIGHLIGHTS

FINANCIAL STATEMENTS

Income Statement - Consolidated

U.S.$ million
				For the first half of
2Q-2013	1Q-2013	2Q-2012		2013	2012

35,569	36,345	34,659	Sales revenues	71,914	72,069
(26,531)	(26,897)	(26,502)	Cost of sales	(53,428)	(52,461)
9,038	9,448	8,157	Gross profit	18,486	19,608
(1,233)	(1,150)	(1,197)	Selling expenses	(2,383)	(2,528)
(1,251)	(1,238)	(1,272)	General and administrative expenses	(2,489)	(2,516)
(583)	(642)	(1,740)	Exploration costs	(1,225)	(2,312)
(287)	(337)	(219)	Research and development expenses	(624)	(512)
(120)	(112)	(86)	Other taxes	(232)	(170)
(198)	(1,034)	(954)	Other operating income and expenses, net	(1,232)	(2,222)
(3,672)	(4,513)	(5,468)		(8,185)	(10,260)
5,366	4,935	2,689	Net income before financial results, share of profit of equity-accounted investments and income taxes	10,301	9,348
439	487	835	Finance income	926	1,511
(618)	(601)	(444)	Finance expense	(1,219)	(933)
(1,536)	810	(3,654)	Foreign exchange and inflation indexation charges	(726)	(3,578)
(1,715)	696	(3,263)	Net finance income (expense)	(1,019)	(3,000)
188	78	(217)	Share of profit of equity-accounted investments	266	(140)
3,839	5,709	(791)	Net income before income taxes	9,548	6,208
(1,095)	(1,784)	(162)	Income taxes	(2,879)	(1,828)
2,744	3,925	(953)	Net income (loss)	6,669	4,380
			Net income (loss) attributable to:
2,996	3,854	(685)	Shareholders of Petrobras	6,850	4,527
(252)	71	(268)	Non-controlling interests	(181)	(147)
2,744	3,925	(953)		6,669	4,380

FINANCIAL HIGHLIGHTS

Statement of Financial Position – Consolidated22

ASSETS	U.S.$ million

	06.30.2013	12.31.2012

Current assets	65,313	57,794
Cash and cash equivalents	23,131	13,520
Marketable securities	9,831	10,431
Trade and other receivables, net	9,988	11,099
Inventories	14,035	14,552
Recoverable taxes	6,085	5,572
Non-current assets held for sale	206	142
Other current assets	2,037	2,478

Non-current assets	272,755	276,860
Long-term receivables	26,340	26,114
Trade and other receivables, net	4,100	4,441
Marketable securities	152	176
Judicial deposits	2,665	2,696
Deferred taxes	9,239	8,535
Other tax assets	5,077	5,223
Advances to suppliers	3,355	3,156
Other non-current assets	1,752	1,887
Investments	6,594	6,106
Property, plant and equipment	203,716	204,901
Intangible assets	36,105	39,739
Total assets	338,068	334,654

LIABILITIES	U.S.$ million

	06.30.2013	12.31.2012

Current liabilities	30,765	34,070
Trade payables	11,404	12,124
Current debt	8,214	7,497
Taxes payable	4,675	6,128
Dividends payable	1,308	3,011
Employee compensation (payroll, profit-sharing and related charges)	2,195	2,163
Pension and medical benefits	716	788
Other current liabilities	2,253	2,359
Non-current liabilities	153,835	138,861
Non-current debt	104,189	88,570
Deferred taxes	19,550	19,213
Pension and medical benefits	18,988	19,600
Provision for decommissioning costs	8,581	9,441
Provisions for legal proceedings	1,489	1,265
Other non-current liabilities	1,038	772
Shareholders' equity	153,468	161,723
Share capital	107,371	107,362
Profit reserves and others	45,303	53,209
Non-controlling interests	794	1,152
Total liabilities and shareholders' equity	338,068	334,654

22 Some amounts of 2012 were adjusted by the adoption of the IAS 19 amendment, that eliminated the “corridor approach” for the recognition of the actuarial gains or losses (see Note 2.2 of the Consolidated Financial Statements Report of June 30, 2013).

FINANCIAL HIGHLIGHTS

Statement of Cash Flows Data – Consolidated

US$ million

				For the first half of
2Q-2013	1Q-2013	2Q-2012		2013	2012

2,996	3,854	(685)	Net income/(loss) attributable to the shareholders of Petrobras	6,850	4,527
4,830	3,601	6,294	(+) Adjustments for:	8,431	9,617
3,374	3,198	2,708	Depreciation, depletion and amortization	6,572	5,394
1,651	(528)	3,640	Foreign exchange and inflation indexation and finance charges	1,123	3,356
(252)	71	(268)	Non-controlling interests	(181)	(147)
(188)	(78)	217	Share of profit of equity-accounted investments	(266)	140
(662)	(15)	39	Gains/(losses) on disposal of non-current assets	(677)	(16)
1,478	1,063	(274)	Deferred income taxes, net	2,541	1,045
301	304	1,394	Exploration expenditures writen-off	605	1,702
157	74	392	Impairment	231	473
663	703	511	Pension and medical benefits (actuarial expense)	1,366	1,082
332	(1,165)	(557)	Inventories	(833)	(1,265)
195	187	(347)	Trade and other receivables, net	382	(440)
(229)	201	606	Trade payables	(28)	335
(236)	(149)	(236)	Pension and medical benefits	(385)	(393)
(1,951)	(216)	(930)	Taxes payable	(2,167)	(581)
197	(49)	(601)	Other assets and liabilities	148	(1,068)
7,826	7,455	5,609	(=) Net cash provided by (used in) operating activities	15,281	14,144
(10,795)	(8,177)	(10,276)	(-) Net cash provided by (used in) investing activities	(18,972)	(20,072)
(11,195)	(9,223)	(9,943)	Investments in operating segments	(20,418)	(19,320)
1,542	−	−	Sale of assets (disinvestments)	1,542	−
(1,142)	1,046	(333)	Investments in marketable securities	(96)	(752)
(2,969)	(722)	(4,667)	(=) Net cash flow	(3,691)	(5,928)
13,680	515	(2,775)	(-) Net cash provided by (used in) financing activities	14,195	867
26,000	3,672	3,885	Proceeds from long-term financing	29,672	12,095
(10,020)	(1,539)	(3,669)	Repayment of principal	(11,559)	(5,700)
(868)	(1,566)	(981)	Repayment of interest	(2,434)	(2,306)
(1,386)	−	(2,042)	Dividends paid to shareholders	(1,386)	(3,265)
(46)	(52)	32	Non-controlling interest	(98)	43
(1,104)	211	(1,438)	Effect of exchange rate changes on cash and cash equivalents	(893)	(976)
9,607	4	(8,880)	(=) Net increase (decrease) in cash and cash equivalents in the period	9,611	(6,037)
13,524	13,520	21,900	Cash and cash equivalents at the beginning of period	13,520	19,057
23,131	13,524	13,020	Cash and cash equivalents at the end of period	23,131	13,020

FINANCIAL HIGHLIGHTS

SEGMENT INFORMATION

Consolidated Income Statement by Segment – 1H-2013

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Sales revenues	33,454	56,358	7,912	225	21,335	8,587	−	(55,957)	71,914
Intersegments	33,184	19,858	637	193	581	1,504	−	(55,957)	−
Third parties	270	36,500	7,275	32	20,754	7,083	−	−	71,914
Cost of sales	(17,307)	(59,610)	(6,418)	(250)	(19,249)	(6,976)	−	56,382	(53,428)
Gross profit (loss)	16,147	(3,252)	1,494	(25)	2,086	1,611	−	425	18,486
Expenses	(2,034)	(1,846)	(509)	(47)	(1,207)	47	(2,680)	91	(8,185)
Selling, general and administrative expenses	(209)	(1,422)	(486)	(27)	(1,203)	(430)	(1,182)	87	(4,872)
Exploration costs	(1,174)	−	−	−	−	(51)	−	−	(1,225)
Research and development expenses	(319)	(109)	(35)	(12)	(1)	(2)	(146)	−	(624)
Other taxes	(24)	(38)	(39)	(1)	(12)	(78)	(40)	−	(232)
Other operating income and expenses, net	(308)	(277)	51	(7)	9	608	(1,312)	4	(1,232)
Net income (loss) before financial results, share of profit of equity-accounted investments and income taxes	14,113	(5,098)	985	(72)	879	1,658	(2,680)	516	10,301
Net finance income (expense)	−	−	−	−	−	−	(1,019)	−	(1,019)
Share of profit of equity-accounted investments	(1)	16	98	(13)	1	167	(2)	−	266
Net income (loss) before income taxes	14,112	(5,082)	1,083	(85)	880	1,825	(3,701)	516	9,548
Income taxes	(4,798)	1,734	(334)	25	(298)	(471)	1,438	(175)	(2,879)
Net income (loss)	9,314	(3,348)	749	(60)	582	1,354	(2,263)	341	6,669
Net income (loss) attributable to:
Shareholders of Petrobras	9,295	(3,348)	721	(60)	582	1,315	(1,996)	341	6,850
Non-controlling interests	19	−	28	−	−	39	(267)	−	(181)
	9,314	(3,348)	749	(60)	582	1,354	(2,263)	341	6,669

 Consolidated Income Statement by Segment – 1H-2012

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Sales revenues	38,839	59,265	5,315	212	19,818	9,072	−	(60,452)	72,069
Intersegments	38,659	18,702	688	154	387	1,862	−	(60,452)	−
Third parties	180	40,563	4,627	58	19,431	7,210	−	−	72,069
Cost of sales	(16,843)	(66,101)	(4,179)	(225)	(18,064)	(7,059)	−	60,010	(52,461)
Gross profit (loss)	21,996	(6,836)	1,136	(13)	1,754	2,013	−	(442)	19,608
Expenses	(3,097)	(2,259)	(558)	(62)	(1,079)	(719)	(2,548)	62	(10,260)
Selling, general and administrative expenses	(259)	(1,616)	(456)	(34)	(1,087)	(448)	(1,206)	62	(5,044)
Exploration costs	(2,190)	−	−	−	−	(122)	−	−	(2,312)
Research and development expenses	(231)	(97)	(14)	(20)	(1)	−	(149)	−	(512)
Other taxes	(24)	(30)	(18)	(1)	(9)	(46)	(42)	−	(170)
Other operating income and expenses, net	(393)	(516)	(70)	(7)	18	(103)	(1,151)	−	(2,222)
Net income (loss) before financial results, share of profit of equity-accounted investments and income taxes	18,899	(9,095)	578	(75)	675	1,294	(2,548)	(380)	9,348
Net finance income (expense)	−	−	−	−	−	−	(3,000)	−	(3,000)
Share of profit of equity-accounted investments	(1)	(181)	85	(32)	1	(6)	(6)	−	(140)
Net income (loss) before income taxes	18,898	(9,276)	663	(107)	676	1,288	(5,554)	(380)	6,208
Income taxes	(6,425)	3,092	(196)	26	(230)	(671)	2,446	130	(1,828)
Net income (loss)	12,473	(6,184)	467	(81)	446	617	(3,108)	(250)	4,380
Net income (loss) attributable to:
Shareholders of Petrobras	12,477	(6,184)	445	(81)	446	580	(2,906)	(250)	4,527
Non-controlling interests	(4)	−	22	−	−	37	(202)	−	(147)
	12,473	(6,184)	467	(81)	446	617	(3,108)	(250)	4,380

FINANCIAL HIGHLIGHTS

Other Operating Income (Expenses) by Segment – 1H-2013

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Pension and medical benefits	−	−	−	−	−	−	(476)	−	(476)
(Losses)/gains on legal, administrative and arbitral proceedings	(22)	(28)	(2)	−	(21)	(7)	(347)	−	(427)
Institutional relations and cultural projects	(32)	(21)	(3)	−	(19)	(7)	(254)	−	(336)
Unscheduled stoppages and pre-operating expenses	(211)	(14)	(61)	−	−	−	(8)	−	(294)
Inventory write-down to net realizable value (market value)	(3)	(92)	(4)	(8)	−	(123)	−	−	(230)
Expenditures on health, safety and environment	(15)	(50)	(3)	−	−	(11)	(54)	−	(133)
Impairment	−	−	−	−	−	−	−	−	−
Government Grants	9	20	14	−	−	39	1	−	83
(Losses)/gains on disposal of non current assets	(5)	(16)	(1)	−	19	681	(1)	−	677
Others	(29)	(76)	111	1	30	36	(173)	4	(96)
	(308)	(277)	51	(7)	9	608	(1,312)	4	(1,232)

 Other Operating Income (Expenses) by Segment – 1H-2012

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Pension and medical benefits	−	−	−	−	−	−	(545)	−	(545)
(Losses)/gains on legal, administrative and arbitral proceedings	(52)	(151)	(28)	−	(19)	(80)	(124)	−	(454)
Institutional relations and cultural projects	(20)	(21)	(3)	−	(22)	(9)	(297)	−	(372)
Unscheduled stoppages and pre-operating expenses	(321)	(53)	(44)	−	−	(17)	(7)	−	(442)
Inventory write-down to net realizable value (market value)	(8)	(165)	−	(9)	−	(290)	−	−	(472)
Expenditures on health, safety and environment	(12)	(51)	(2)	−	−	(12)	(62)	−	(139)
Impairment	−	−	(1)	−	−	−	−	−	(1)
Government Grants	8	16	3	−	−	278	(1)	−	304
(Losses)/gains on disposal of non current assets	(6)	(33)	(1)	−	13	45	(2)	−	16
Others	18	(58)	6	2	46	(18)	(113)	−	(117)
	(393)	(516)	(70)	(7)	18	(103)	(1,151)	−	(2,222)

Consolidated Assets by Segment – 06.30.2013

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Total assets	150,432	89,755	27,853	1,169	7,795	17,491	49,689	(6,116)	338,068

Current assets	6,601	18,411	3,827	105	3,137	3,285	35,719	(5,772)	65,313
Non-current assets	143,831	71,344	24,026	1,064	4,658	14,206	13,970	(344)	272,755
Long-term receivables	5,553	4,635	1,960	15	1,684	2,353	10,484	(344)	26,340
Investments	87	2,465	771	822	5	2,408	36	−	6,594
Property, plant and equipment	103,854	64,100	20,925	227	2,645	8,871	3,094	−	203,716
Operating assets	63,954	30,812	17,527	209	1,984	4,727	2,298	−	121,511
Assets under construction	39,900	33,288	3,398	18	661	4,144	796	−	82,205
Intangible assets	34,337	144	370	−	324	574	356	−	36,105

 Consolidated Assets by Segment – 12.31.2012

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Total assets	151,798	91,458	28,454	1,248	8,130	18,735	42,134	(7,303)	334,654

Current assets	6,565	20,362	3,610	117	3,176	3,517	27,382	(6,935)	57,794
Non-current assets	145,233	71,096	24,844	1,131	4,954	15,218	14,752	(368)	276,860
Long-term receivables	5,120	4,582	1,715	16	1,852	2,233	10,964	(368)	26,114
Investments	80	2,897	1,160	860	15	937	157	−	6,106
Property, plant and equipment	102,779	63,463	21,585	255	2,733	10,882	3,204	−	204,901
Operating assets	64,455	29,327	18,106	237	2,061	6,814	2,237	−	123,237
Assets under construction	38,324	34,136	3,479	18	672	4,068	967	−	81,664
Intangible assets	37,254	154	384	−	354	1,166	427	−	39,739

FINANCIAL HIGHLIGHTS

Consolidated Adjusted EBITDA Statement by Segment – 1H-2013

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Net income (loss)	9,314	(3,348)	749	(60)	582	1,354	(2,263)	341	6,669
Net finance income (expense)	−	−	−	−	−	−	1,019	−	1,019
Income taxes	4,798	(1,734)	334	(25)	298	471	(1,438)	175	2,879
Depreciation, depletion and amortization	3,909	1,278	497	11	110	594	173	−	6,572
EBITDA	18,021	(3,804)	1,580	(74)	990	2,419	(2,509)	516	17,139
Share of profit of equity-accounted investments	1	(16)	(98)	13	(1)	(167)	2	−	(266)
Impairment	−	−	−	−	−	−	−	−	−
Adjusted EBITDA	18,022	(3,820)	1,482	(61)	989	2,252	(2,507)	516	16,873

 Consolidated Adjusted EBITDA Statement by Segment – 1H-2012

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Net income (loss)	12,473	(6,184)	467	(81)	446	617	(3,108)	(250)	4,380
Net finance income (expense)	−	−	−	−	−	−	3,000	−	3,000
Income taxes	6,425	(3,092)	196	(26)	230	671	(2,446)	(130)	1,828
Depreciation, depletion and amortization	3,244	889	462	9	102	512	176	−	5,394
EBITDA	22,142	(8,387)	1,125	(98)	778	1,800	(2,378)	(380)	14,602
Share of profit of equity-accounted investments	1	181	(85)	32	(1)	6	6	−	140
Impairment	−	−	1	−	−	−	−	−	1
Adjusted EBITDA	22,143	(8,206)	1,041	(66)	777	1,806	(2,372)	(380)	14,743

 Reconciliation between Adjusted EBITDA and Net Income

U.S.$ million
					For the first half of
2Q-2013	1Q-2013	2Q13 X 1Q13 (%)	2Q-2012		2013	2012	2013 x 2012 (%)

2,744	3,925	(30)	(953)	Net income (loss)	6,669	4,380	52
1,715	(696)	(346)	3,263	Net finance income (expense)	1,019	3,000	66
1,095	1,784	(39)	162	Income taxes	2,879	1,828	57
3,374	3,198	6	2,708	Depreciation, depletion and amortization	6,572	5,394	22
8,928	8,211	9	5,180	EBITDA	17,139	14,602	17
(188)	(78)	141	217	Share of profit of equity-accounted investments	(266)	140	290
−	−	−	−	Impairment	−	1	−
8,740	8,133	7	5,397	Adjusted EBITDA	16,873	14,743	14
25	22	3	16	Adjusted EBITDA margin (%) 23	23	20	3

 Adjusted EBITDA is not an IFRS measure and it is possible that it may not be comparable with financial indicators of the same name reported by other companies. Adjusted EBITDA should not be considered as a substitute for operational profit or as a better measure of liquidity than operational cash flow, both of which are calculated in accordance with IFRS.

[23]

23 Adjusted EBITDA margin equals Adjusted EBITDA divided by sales revenues.

FINANCIAL HIGHLIGHTS

Consolidated Income Statement for International Segment

	U.S.$ million

	E&P	RTM	GAS & POWER	DISTRIB.	CORP.	ELIMIN.	TOTAL

Income Statement - 1H 2013

Sales revenues	2,574	4,211	293	2,616	−	(1,107)	8,587
Intersegments	1,532	1,056	19	4	−	(1,107)	1,504
Third parties	1,042	3,155	274	2,612	−	−	7,083

Net income before financial results, share of profit of equity-accounted investments and income taxes	1,721	12	17	49	(142)	1	1,658

Net income (loss) attributable to the shareholders of Petrobras	1,430	23	15	44	(198)	1	1,315

	U.S.$ million

	E&P	RTM	GAS & POWER	DISTRIB.	CORP.	ELIMIN.	TOTAL

Income Statement - 1H 2012

Sales revenues	2,702	4,629	292	2,575	−	(1,126)	9,072
Intersegments	1,913	1,053	18	4	−	(1,126)	1,862
Third parties	789	3,576	274	2,571	−	−	7,210

Net income before financial results, share of profit of equity-accounted investments and income taxes	1,537	(184)	32	39	(132)	2	1,294

Net income (loss) attributable to the shareholders of Petrobras	896	(182)	14	38	(186)	−	580

Consolidated Assets for International Segment

	U.S.$ million

	E&P	RTM	GAS & POWER	DISTRIB.	CORP.	ELIMIN.	TOTAL

Total assets on June 30, 2013	13,911	2,590	677	1,082	1,054	(1,823)	17,491

Total assets on December 31, 2012	15,080	2,404	759	1,085	1,580	(2,173)	18,735

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 12, 2013
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.